FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  18 April 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







            International Power Signs Agreement with EnergyAustralia
                      to form a Retail Energy Partnership


(London - 18 April 2005) International Power plc today announces that EnergyAustralia and International Power (Australia), a wholly owned subsidiary of International Power plc, have signed an agreement to establish a 50:50 partnership to sell electricity and gas to retail customers in South Australia and Victoria. International Power will pay A$60 million (GBP24.4 million) for its 50 per cent share of this partnership.


Philip Cox, Chief Executive Officer of International Power, said, "This is an excellent opportunity for us to create and grow an additional route to market for our generation portfolio in Australia. We are delighted to have a direct channel to the retail market with a well established and respected Australian energy retailer."


The retail partnership will service residential, small to medium commercial and industrial customers and will be based in Melbourne. The acquisition will be funded from existing International Power liquid resources, and is expected to be earnings accretive in its first full year of operation.


EnergyAustralia is owned by the state of New South Wales, Australia, and is a retailer of electricity and gas supplying energy to some 1.5 million Australian homes and businesses. EnergyAustralia currently has some 175,000 retail contracts in Victoria and South Australia that will be serviced through this newly created retail partnership.


EnergyAustralia and International Power (Australia) have a put and call option respectively on the remaining 50% shareholding in the partnership. These options are exercisable in April 2007. The EnergyAustralia put option is at a maximum price of A$77 million (GBP31.3 million) and the International Power (Australia) call option has a minimum price of A$60 million (GBP24.4 million).


Completion of the acquisition is expected in early July 2005.


For further information please contact:


Media and Investor Contact:

Sara Richardson

Tel:      +44 (0)20 7320 8619

Mob:    07989 492 740



About International Power

International Power plc is a leading independent electricity generating company with 15,486 MW (net) in operation and 1,713 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary